FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2011

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$1,736,999,000	None (1)
Medium-Term Notes	US$200,000,000	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and address of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Philip Noble Chief Executive Queensland Treasury Corporation Mineral and Energy Centre, 61 Mary Street Brisbane, Queensland 4000 Australia	Gerard Bradley Under Treasurer of the State of Queensland Executive Building 100 George Street Brisbane, Queensland 4000 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(vii) the Queensland Treasury Corporation Half Yearly Report for the half-year ended December 31, 2011, as Exhibit (c)(viii) the Queensland State Accounts September Quarter 2011 and as Exhibit (g)(ii) the consents of Mr. Philip Noble, Chief Executive, Queensland Treasury Corporation; Mr. Gerard Bradley, Under Treasurer of the State of Queensland; Mr. Andrew Greaves, Auditor-General, State of Queensland; and Mr. Stephen Rochester, Chairman, Queensland Treasury Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 8th day of March 2012.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Philip Noble
Name: Philip Noble
Title: Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 8th day of March 2012.

GOVERNMENT OF QUEENSLAND

By:	/s/ Gerard Bradley
on behalf of
Name: The Honourable Andrew Fraser MP
Title: Treasurer

INDEX TO EXHIBITS

Exhibit (c)(vii) -	The Queensland Treasury Corporation Half Yearly Report for the half-year ended December 31, 2010.

Exhibit (c)(viii) -	The Queensland State Accounts September Quarter 2010.

Exhibit (g)(ii)	Consents.